EXHIBIT 99.2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Shareholders of Electrovaya Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Electrovaya Inc. and its subsidiaries (the “Company”) as of September 30, 2023, and the related consolidated statements of earnings (operations), comprehensive income (loss), changes in equity, and cash flows for the year ended September 30, 2023, and the related notes (collectively referred to as the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of September 30, 2023, and the results of its consolidated operations and its consolidated cash flows for the year ended September 30, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(b) of the consolidated financial statements, the Company has recurring net losses and negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 2(b). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ MNP LLP

Chartered Professional Accountants

Licensed Public Accountants

We have served as the Company’s auditor since 2023.

Toronto, Canada

January 2, 2024

PCAOB ID: 1930

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of

Electrovaya Inc.

Opinion

We have audited the comparative information of Electrovaya Inc. (the “Company”), which comprise the consolidated statement of financial position as at September 30, 2022 and October 1, 2021, and the consolidated statements of earnings, comprehensive earnings, changes in equity and cash flows for the year ended September 30, 2022, and other explanatory information, including Note 27 which explains the restatement of the Company’s financial statements as at September 30, 2022. (Hereinafter referred to as the “financial statements”.)

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2022 and October 1, 2021, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards ("IFRS") as issued by International Accounting Standards Board.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards ("Canadian GAAS"). Our responsibilities under those standards are further described in the “Auditor's Responsibilities for the Audit of the Financial Statements” section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the year ended September 30, 2022. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. We have determined that there are no key audit matters to communicate in our auditor’s report.

Other Information

Management is responsible for the other information. The other information comprises the information included in “Management’s Discussion and Analysis” but does not include the financial statements and our auditor’s report thereon.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information, and in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Canadian GAAS, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the financial statements. We are responsible for the direction, supervision and performance of the Company’s audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor's report is Alan Goodman, CPA, CA, LPA.

Goodman & Associates LLP
Toronto, Ontario	Chartered Professional Accountants
January 2, 2024	Licensed Public Accountants

ELECTROVAYA INC.

Consolidated Statements of Financial Position

(Expressed in thousands of U.S. dollars)

As at September 30, 2023 and September 30, 2022

	2023	As Restated 2022 (Note 27)
Assets
Current assets
Cash and cash equivalents	$1,032	$626
Trade and other receivables (note 5)	10,611	2,913
Inventories (note 6)	8,266	7,355
Prepaid expenses and other (note 8)	5,997	3,894
Total current assets	25,906	14,788
Non current assets
Property, plant and equipment (note 9)	10,149	7,313
Long-term deposit	459	88
Total non-current assets	10,608	7,401
Total assets	$36,514	$22,189
Liabilities and Equity
Current liabilities
Trade and other payables (note 11)	$8,429	$4,714
Working capital facilities (note 12(a))	11,821	11,635
Promissory notes (note 12(b))	1,026	4,363
Promissory note and other loans (note 14)	3,457	1,255
Derivative warrants liability (note 21)	1,489	-
Due to related parties (note 17)	-	531
Lease liability – current portion (note 15)	389	164
Total current liabilities	26,611	22,662
Non-current liabilities
Lease liability – non-current portion (note 15)	2,338	2,235
Relief and recovery fund payable (note 19)	96	102
Other payables (note 24)	323	440
Promissory note (note 14)	-	3,457
Total non-current liabilities	2,757	6,234
Equity (Deficiency)
Share capital (note 16)	115,041	103,305
Contributed surplus	9,249	8,099
Warrants (note 16)	4,725	4,725
Accumulated other comprehensive income	8,581	6,135
Deficit	(130,450)	(128,971)
Total Equity (Deficiency)	7,146	(6,707)
Total liabilities and equity (deficiency)	$36,514	$22,189

See accompanying notes to the consolidated financial statements.

Signed on behalf of the Board of Directors
Chair of the Board	Sankar Dasgupta	Director
Chair of Audit Committee	James K. Jacobs	Director

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ELECTROVAYA INC.

Consolidated Statement of Earnings (Operations)

(Expressed in thousands of U.S. dollars, except per share amounts)

Years ended September 30, 2023 and September 30, 2022

		As Restated
	September 30, 2023	September 30, 2022
		(Note 27)
Revenue (note 23)	$44,059	$16,270
Direct manufacturing costs (note 6(b))	32,203	12,396
Gross margin	11,856	3,874
Expenses
Research and development	3,382	3,434
Government assistance (note 20)	(387)	(210)
Sales and marketing	1,897	1,147
General and administrative	3,687	3,046
Stock based compensation	1,167	3,223
Depreciation	907	503
	10,653	11,143
Profit (Loss) from operations	1,203	(7,269)
Net finance charges (note 14)	2,474	3,033
Foreign exchange gain(loss) and interest income	(887)	1,091
Net loss before income taxes	(2,158)	(9,211)
Deferred tax recovery (note 25)	679	-
Net loss for the year	(1,479)	(9,211)
Basic and Diluted loss per share	$(0.04)	$(0.31)
Weighted average number of shares
Outstanding, basic and fully diluted	33,832,784	29,344,622

See accompanying notes to consolidated financial statements

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ELECTROVAYA INC.

Consolidated Statement of Comprehensive income (Loss)

(Expressed in thousands of U.S. dollars)

Years ended September 30, 2023 and September 30, 2022

	September 30, 2023	As Restated September 30, 2022
		(Note 27)
Net income (loss) for the year	$(1,479)	$(9,211)
Items that will not be reclassified to profit or loss		-
Revaluation surplus (net of tax of $679) (note 7, 25)	1,921
Items that may be reclassified to profit or loss Currency translation differences	525	585
Other comprehensive income for the period	2,446	585
Total Comprehensive income (loss) for the period	967	(8,626)

See accompanying notes to consolidated financial statements.

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ELECTROVAYA INC.

Consolidated Statement of Changes in Equity

(Expressed in thousands of U.S. dollars)

Years ended September 30, 2023 and September 30, 2022

	Share Capital	Contributed Surplus	Deficit	Warrants	Accumulated other Comprehensive Income	Total
Balance – October 01, 2021 (as restated, note 27)	$102,498	$4,903	$(119,760)	$4,687	$5,550	$(2,122)
Stock-based compensation	-	3,223	-	-	-	3,223
Issue of shares	780	-	-	-	-	780
Issue of broker warrants	-	-	-	38	-	38
Exercise of options	27	(27)	-	-	-	-
Currency translation differences	-	-	-	-	585	585
Net loss for the year	-	-	(9,211)	-	-	(9,211)
Balance – September 30, 2022 (as restated, note 27)	$103,305	$8,099	$(128,971)	$4,725	$6,135	$(6,707)

Balance – October 01, 2022 (as restated, note 27)	$103,305	$8,099	$(128,971)	$4,725	$6,135	$(6,707)
Stock-based compensation	-	1,167	-	-	-	1,167
Issue of shares	7,306	-	-	-	-	7,306
Exercise of warrants	4,413		-	-	-	4,413
Exercise of options	17	(17)	-	-	-	-
Revaluation of property	-	-	-	-	1,921	1,921
Currency translation differences	-	-	-	-	525	525
Net loss for the year	-	-	(1,479)	-	-	(1,479)
Balance – September 30, 2023	$115,041	$9,249	$(130,450)	$4,725	$8,581	$7,146

See accompanying notes to consolidated financial statements.

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ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

Years ended September 30, 2023 and September 30, 2022

	September 30, 2023	As Restated September 30, 2022
		(Note 27)
Cash and cash equivalents provided by (used in)
Operating activities
Net loss for the period	$(1,479)	$(9,211)
Items not involving cash:
Depreciation	907	503
Stock based compensation expense	1,167	3,223
Deferred tax recovery (note 25)	(679)	-
Premium on purchase of SEJ (note 17)	495	-
Net finance charges	2,474	3,033
Cash and cash equivalents provided by (used in) operating activities	2,885	(2,452)
Net changes in working capital (note 18)	(7,741)	(6,373)
Cash and cash equivalents used in operating activities	(4,856)	(8,825)
Investing activities
Purchase of property, plant and equipment	(505)	(203)
Change in long-term deposit	(398)	(9)
Cash and cash equivalents (used in) investing activities	(903)	(212)
Financing activities
Issuance of shares	7,167	780
Issuance of warrants	3,259	-
Exercise of options	21	27
Exercise of warrants	3,004	-
Proceeds from working capital facilities (note 12a)	35,727	21,522
Repayment of working capital facilities (note 12a)	(34,184)	(11,435)
Repayment of Vendor Take Back loan (note 14)	(750)	(150)
Repayment of Promissory Note (note 12b)	(4,363)	-
Repayment of Promissory Note (note 14)	(582)	-
Lease payments	(707)	(744)
Interest and financing fees	(2,391)	(2,114)
Cash and cash equivalents from (used in) financing activities	6,201	7,886
Increase (Decrease) in cash and cash equivalents	442	(1,151)
Effect of movements in exchange rates on cash held	(36)	(2,425)
Cash and cash equivalents, beginning of year	626	4,202
Cash and cash equivalents, end of year	1,032	626
Supplemental cash flow disclosures:
Income tax paid	-	-
Interest paid	2,089	2,308

See accompanying notes to consolidated financial statements.

5

ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

Years ended September 30, 2023 and September 30, 2022

1. Reporting Entity

Electrovaya Inc. (the “Company”) is domiciled in Ontario, Canada, and is incorporated under the Business Corporations Act (Ontario). The Company’s registered office is at 6688 Kitimat Road, Mississauga, Ontario, L5N 1P8, Canada. The Company’s common shares trade on the Toronto Stock Exchange and NASDAQ under the symbol ELVA.TO and ELVA respectively. The Company has no immediate or ultimate controlling parent.

These consolidated financial statements comprise the Company and its subsidiaries (together referred to as the “Group”). The Group is primarily involved in the design, development, manufacturing and sale of Lithium-Ion batteries, battery systems and battery-related products for energy storage, clean electric transportation, and other specialized applications.

2. Basis of Presentation

a) Statement of Compliance

These consolidated financial statements have been prepared based on the principles of International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and the Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These consolidated financial statements were authorized for issuance by the Company’s Board of Directors on January 2, 2024.

b) Basis of Accounting

These consolidated financial statements have been prepared on the going concern basis, which contemplates the realization of assets and settlement of liabilities as they fall due in the normal course of business.

During the year ended September 30, 2023, the Company generated negative cash from operations of $4.8 million (September 30, 2022: $8.8 million). As of September 30, 2023, the Company had negative working capital of $7.7 million (September 30, 2022: $6.4 million) and a net loss of $1.4 million (2022: $9.2 million). The Company’s equity was a surplus of $7.1 million (September 30, 2022: deficiency of $6.7 million). As of September 30, 2023, the Company had cash and cash equivalents of $1.0 million (September 30, 2022: $0.6 million). The Company is also anticipating the planned construction of its gigafactory in Jamestown, New York (the "Gigafactory"), which will need additional financing.

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ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

Years ended September 30, 2023 and September 30, 2022

The first phase of construction is expected to take place within the existing 135,000 square foot manufacturing facility for the production of cells and batteries, with an estimated capital expenditure of approximately US$38 million. These material uncertainties raise significant doubt upon the Company's ability to continue as a going concern.

In assessing whether the going concern assumption was appropriate, management took into account all relevant information available about the future, which was at least, but not limited to, the twelve-month period following September 30, 2023. The Company and its Board of Directors have implemented various operating and financing strategies, including the following:

Subsequent to year-end, the Company renewed its revolving credit facility and extended it to March 29, 2024 with capability to refinance earlier. Despite this, it expects to refinance this facility with a different lender in fiscal year 2024, providing additional working capital to support the increase in revenue expected for fiscal year 2024.

The Company plans on pursuing large scale investments in its planned Jamestown gigafactory only in the event that it closes a government backed debt facility that includes advantageous terms with minimal impacts to operating cash flow and equity dilution. If the Company is unable to secure such financing, it will delay or cancel these expansion plans with limited financial impact as the main investment made thus far is the land and building which can be sold at a profit.

The Company has made improvements to its manufacturing process, equipment, and facilities over the last several months that have led to increased capacity and efficiency. Furthermore, the Company also anticipates gross margins to improve in fiscal year 2024 due to decreasing costs of key materials including but not limited to cell materials, separators, and other high value items. These anticipated improved margins, when combined with expected overall sales growth should result in improved overall financial performance.

Finally, the Company is confident in securing additional working capital from either debt or equity. Since the Company listed on Nasdaq in July 2023, it has further increased liquidity and overall financing capabilities.

c) Functional and Presentation Currency

These consolidated financial statements are presented in U.S. dollars and have been rounded to the nearest thousands, except per share amounts and when otherwise indicated. The functional currency of the Company is the Canadian dollar and the functional currencies of the Group’s subsidiaries include U.S. dollar.

d) Use of Judgements and Estimates.

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

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ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

Years ended September 30, 2023 and September 30, 2022

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about significant areas of critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements relate to the following (judgements made are disclosed in individual notes throughout the financial statements where relevant):

•

Acquisitions – at initial recognition and subsequent remeasurement, judgements are made both for key assumptions in the purchase price allocation for each acquisition and regarding impairment indicators in the subsequent period. The purchase price is assigned to the identifiable assets, liabilities, and contingent liabilities based on fair values. Any remaining excess value is reported as goodwill. This allocation requires judgement as well as the definition of cash generating units for impairment testing purposes. Other judgements might result in significantly different results and financial position in the future.

Information about significant areas of estimation uncertainty that have the most significant effect on the amounts recognized in the consolidated financial statements relate to the following (assumptions made are disclosed in individual notes throughout the financial statements where relevant):

•	Estimates used in determining the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices;

•	Estimates used in testing non-financial assets for impairment including determination of the recoverable amount of a cash generating unit;

•	Estimates used in determining the fair value of stock option grants and warrants. These estimates include assumptions about the volatility of the Company’s stock, forfeiture and expected exercise rates.

Allowance for credit losses

The allowance for expected credit losses is based on our assessment of the collectability of customer accounts and the aging of the related invoices and represents our best estimate of probable credit losses in our existing trade accounts receivable. We regularly review the allowance by considering factors such as historical experience, credit quality, the age of the account receivable balances, and current economic conditions that may affect a customer’s ability to pay.

Stock-Based Compensation

We account for stock-based compensation costs in accordance with the accounting standards for stock-based compensation, which require that all stock-based payments to employees be recognized in the audited consolidated statements of earnings based on their fair values. The fair value of stock options on the grant date is estimated using the Black-Scholes option-pricing model using the single-option approach and the Monte Carlo valuation method depending on the type of option granted. The Black Scholes and Monte Carlo option pricing models require the use of highly subjective and complex assumptions, including the option's expected term and the price volatility of the underlying stock, to determine the fair value of the award.

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ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

Years ended September 30, 2023 and September 30, 2022

Warrants

We account for warrants in accordance with the accounting standards for warrants, which requires all warrants to be recognized in the audited consolidated statement of financial position based on their fair values. The fair value of warrants on the grant date is estimated using the Black-Scholes pricing model approach. The Black Scholes pricing model requires the use of highly subjective and complex assumptions, including the warrant’s expected term and the price volatility of the underlying stock, to determine the fair value of the award.

3. Significant Accounting Policies

The accounting policies below are in compliance with IFRS and have been applied consistently to all periods presented in these consolidated financial statements.

a) Basis of Measurement

These consolidated financial statements have been prepared primarily on the historical cost basis. Other measurement bases, where used, are described in the applicable notes.

b) Basis of consolidation

i) Subsidiaries

These consolidated financial statements include our direct and indirect subsidiaries, all of which are wholly-owned. Any subsidiaries that are formed or acquired during the year are consolidated from their respective dates of formation or acquisition. Inter-company transactions and balances are eliminated on consolidation.

Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Company. All subsidiaries have the same reporting dates as their parent Company.

ii) Transactions eliminated on consolidation

Intra-company balances and transactions, and any unrealized income and expenses arising from intra-company transactions, are eliminated in preparing the consolidated financial statements.

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ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

Years ended September 30, 2023 and September 30, 2022

iii) Business Combinations

The Company uses the acquisition method to account for any business combinations. All identifiable assets and liabilities are recorded at fair value as of the acquisition date. Any goodwill that arises from business combinations is tested annually for impairment. Potential obligations for contingent consideration and other contingencies are also recorded at fair value as of the acquisition date. We record subsequent changes in the fair value of such potential obligations from the date of acquisition to the settlement date in our consolidated statement of operations. We expense integration costs (for the establishment of business processes, infrastructure and information systems for acquired operations) and acquisition-related consulting and transaction costs as incurred in our consolidated statement of operations.

We use judgment to determine the estimates used to value identifiable assets and liabilities, and the fair value of potential obligations, if applicable, at the acquisition date. We may engage third parties to determine the fair value of certain inventory, property, plant and equipment and intangible assets. We use estimates to determine cash flow projections, including the period of expected future benefit, and future growth and discount rates, among other factors, to value intangible assets and contingent consideration. The fair value of acquired tangible assets are measured by applying the market, cost or replacement cost, or the income approach (using discounted cash flows and forecasts by management), as appropriate.

c) Foreign currency

Each subsidiary of the Company maintains its accounting records in its functional currency. A Company’s functional currency is the currency of the principal economic environment in which it operates.

i) Foreign currency transactions

Transactions carried out in foreign currencies are translated using the exchange rate prevailing at the transaction date. Monetary assets and liabilities denominated in a foreign currency at the reporting date are translated at the exchange rate at that date. The foreign currency gain or loss on such monetary items is recognized as income or expense for the period. Non-monetary assets and liabilities denominated in a foreign currency are translated at the historical exchange rate prevailing at the transaction date.

ii) Translation of financial statements of foreign operations

The assets and liabilities of subsidiaries whose functional currency is not the U.S. dollar are translated into U.S. dollars at the exchange rate prevailing at the reporting date. The income and expenses of foreign operations whose functional currency is not the U.S. dollar are translated to U.S dollars at the exchange rate prevailing on the date of transaction. Foreign currency differences on translation are recognized in other comprehensive income in the cumulative translation account net of income tax.

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ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

Years ended September 30, 2023 and September 30, 2022

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income in the cumulative translation adjustment.

d) Financial instruments

Recognition

Financial assets and financial liabilities are recognized in the Company’s consolidated statement of financial position when the Company becomes a party to the contractual provisions of the instrument. On initial recognition, all financial assets and financial liabilities are recorded at fair value, net of attributable transaction costs, except for financial assets and liabilities classified as at fair value through profit or loss (‘FVTPL’). The directly attributable transactions costs of financial assets and liabilities as at FVTPL are expensed in the period in which they are incurred.

Subsequent measurement of financial assets and liabilities depends on the classification of such assets and liabilities.

Classification and Measurement

The Company determines the classification of its financial instruments at initial recognition. Financial assets and financial liabilities are classified according to the following measurement categories:

•	those to be measured subsequently at fair value either through profit or loss (“FVTPL”) or through other comprehensive income (“FVTOCI”); and,
•	those to be measured subsequently at amortized cost.

The classification and measurement of financial assets after initial recognition at fair value depends on the business model for managing the financial asset and the contractual terms of the cash flows. Financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding, are generally measured at amortized cost at each subsequent reporting period. All other financial assets are measured at their fair values at each subsequent reporting period, with any changes recorded through FVTPL or through FVTOCI (which designation is made as an irrevocable election at the time of recognition).

After initial recognition at fair value, financial liabilities are classified and measured at either:

•	amortized cost;
•	FVTPL, if the Company has made an irrevocable election at the time of recognition, or when required (for items such as instruments held for trading or derivatives); or,

The Company reclassifies financial assets when and only when its business model for managing those assets changes. Financial liabilities are not reclassified.

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ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

Years ended September 30, 2023 and September 30, 2022

The Company’s financial assets consist of cash and cash equivalents, trade and other receivables, which are classified and subsequently measured at amortized cost. The Company’s financial liabilities consist of trade and other payables, working capital facilities, promissory notes, short term loans, lease liability, Due to related parties, Relief and Recovery fund payable, and other payables, which are classified and measured at amortized cost using the effective interest method. Derivative warrant liability is classified and measured at fair value through profit and loss. Interest expense is reported in profit or loss.

e) Cash equivalents

Cash equivalents include short-term investments with original maturities of three months or less.

f) Inventories

Inventories are stated at the lower of cost and net realizable value. Cost of raw material is determined using the average cost method. Cost of semi-finished and finished goods are determined using the First in First out (FIFO) method. Cost includes all expenses directly attributable to the manufacturing process as well as appropriate portions of related production overheads. Net realizable value is the estimated selling price in the ordinary course of business less any applicable selling expenses.

g) Property, plant and equipment

Recognition and measurement:

Items of property, plant and equipment (other than land and buildings) are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes the cost of material and labor and other costs directly attributable to bringing the asset to a working condition for its intended use.

When significant components of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized net within profit or loss.

The Company capitalizes borrowing costs directly attributable to the acquisition, construction or production of qualifying property, plant and equipment as part of the cost of that asset, if applicable. Capitalized borrowing costs are amortized over the useful life of the related asset.

During the year, the Company adopted the revaluation method of accounting for the newly acquired building and land. Land and building measured using the revaluation method is initially measured at cost and subsequently carried at its revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and any accumulated impairment losses. Revaluations are made on an annual basis to ensure that the carrying amount does not differ significantly from fair value. Where the carrying amount of an asset increases as a result of revaluation, the increase is recognized in other comprehensive income or loss and accumulated in equity in revaluation surplus, unless the increase reverses a previously recognized impairment recorded through net income, in which case that portion of the increase is recognized in net income. Where the carrying amount of an asset decreases, the decrease is recognized in other comprehensive income to the extent of any balance existing in revaluation surplus in respect of the asset, with the remainder of the decrease recognized in profit or loss. Material residual value estimates and estimates of useful life are updated as required, but at least annually. Gains or losses arising on the disposal of property, plant and equipment are determined as the difference between the disposal proceeds and the carrying amounts of the assets and are recognized in profit or loss within “other income” or “other expenses.

12

ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

Years ended September 30, 2023 and September 30, 2022

Subsequent costs:

The cost of replacing a part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. Maintenance and repair costs are expensed as incurred, except where they serve to increase productivity or to prolong the useful life of an asset, in which case they are capitalized.

Depreciation is provided on a straight-line basis over the estimated useful lives of the assets.

The following useful lives are applied:

Years
Leasehold improvements	5
Production equipment	2-15
Office Furniture and Equipment	2-5
Building	20
Right of use assets	Over the lease term

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted prospectively, if appropriate.

h) Leases

Where the Company has entered a lease, the Company has recognized a right-of-use asset representing its rights to use the underlying assets and a lease liability representing its obligation to make lease payments. The right-of-use asset, where it relates to an operating lease, has been presented net of accumulated depreciation and is disclosed in the Statement of Financial Position. The lease liability has been disclosed as a separate line item, allocated between current and non- current liabilities. The lease liability associated with all leases is measured at the present value of the expected lease payments at inception and discounted using the interest rate implicit in the lease. If the rate cannot be readily determined, the Company’s incremental borrowing rate is used to discount the lease liability. Judgement is required to determine the incremental borrowing rate.

13

ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

Years ended September 30, 2023 and September 30, 2022

i) Intangible assets

The Company records intangible assets at fair value at the date of acquisition. An intangible asset is capitalized when the economic benefit associated with an asset is probable and when the cost can be measured reliably. Intangible assets are carried at cost less accumulated depreciation and impairment losses. Cost consists of expenditures directly attributable to the acquisition of the assets. Intangibles are amortized over a period of five years.

j) Impairment

(i) Financial assets

The Company recognizes an allowance for credit losses equal to lifetime credit losses for trade and other receivables. None of these assets include a financing component. Significant receivable balances are assessed for impairment individually based on information specific to the customer. The remaining receivables are grouped, where possible, based on shared credit risk characteristics, and assessed for impairment collectively. The allowance assessment incorporates past experience, current and expected future conditions.

(ii) Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For intangible assets that are not yet available for use, the recoverable amount is estimated each year at the same time.

The recoverable amount of an asset or cash-generating unit (“CGU”) is the greater of its value in use and its fair value less costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. Fair value less costs of disposal is the amount obtainable from the sale of an asset or CGU in an arm’s-length transaction between knowledgeable, willing parties, less the costs of disposal. Costs of disposal are incremental costs directly attributable to the disposal of an asset or CGU, excluding finance costs and income tax expense. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated to the carrying amounts of the assets in the unit (group of units).

In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or depreciation, if no impairment loss had been recognized.

14

ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

Years ended September 30, 2023 and September 30, 2022

k) Provisions

Legal:

Provisions are recognized for present legal or constructive obligations arising from past events when the amount can be reliably estimated and it is probable that an outflow of resources will be required to settle an obligation. Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. Provisions are discounted to their present values, where the time value of money is material.

At the end of each reporting period, the Company evaluates the appropriateness of the remaining balances. Adjustments to the recorded amounts may be required to reflect actual experience or to reflect the current best estimate.

In the normal course of our operations, the Company may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes and other matters. The ultimate outcome or actual cost of settlement may vary significantly from our original estimates. Material obligations that have not been recognized as provisions, as the outcome is not probable or the amount cannot be reliably estimated, are disclosed as contingent liabilities, unless the likelihood of outcome is remote.

l) Share-based payments

The Company accounts for all share-based payments to employees and non-employees using the fair value based method of accounting. The Company measures the compensation cost of stock- based option awards to employees at the grant date using the Black-Scholes option pricing model to determine the fair value of the options. The share-based compensation cost of the options is recognized as stock-based compensation expense over the relevant vesting period of the stock options.

Under the Company's stock option plan, all options granted under the plan have a maximum term of 10 years and have an exercise price per share of not less than the market value of the Company’s common shares on the date of grant. The Board of Directors has the discretion to accelerate the vesting of options or stock appreciation rights granted under the plan in accordance with applicable laws and the rules and policies of any stock exchange on which the Company’s common shares are listed.

15

ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

Years ended September 30, 2023 and September 30, 2022

The Company has an option plan whereby options are granted to employees and consultants as part of our incentive plans. Stock options vest in installments over the vesting period. Stock options typically vest one third each year over 3 years or immediately as approved by the Board. The Company treats each installment as a separate grant in determining stock-based compensation expenses.

The grant date fair value of options granted to employees is recognized as stock-based compensation expense, with a corresponding charge to contributed surplus, over the vesting period. The expense is adjusted to reflect the estimated number of options expected to vest at the end of the vesting period, adjusted for the estimated forfeitures during the period. Any cumulative adjustment prior to vesting is recognized in the current period. No adjustment is made to any expense recognized in the prior periods if share options ultimately exercised are different to that estimated on vesting. The fair value of options are measured using the Black-Scholes option pricing model. Measurement inputs include the price of our Common shares on the measurement date, exercise price of the option, expected volatility of our Common shares (based on weighted average historic volatility), weighted average expected life of the option (based on historical experience and general option holder behavior), expected dividends, estimated forfeitures and the risk-free interest rate.

Upon exercise of options, the proceeds received net of any directly attributable transaction costs up to the nominal value of the shares issued are allocated to share capital with any excess being recorded in retained earnings or deficit.

m) Income taxes

Tax expense recognized in profit or loss comprises the sum of deferred tax and current tax not recognized in other comprehensive income or directly in equity. Current income tax assets and/or liabilities comprise those obligations to, or claims from, fiscal authorities relating to the current or prior reporting periods, that are unpaid at the reporting date. Current tax is payable on taxable profit, which differs from profit or loss in the financial statements. Calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.

Deferred income taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their tax bases. However, deferred tax is not provided on the initial recognition of goodwill or on the initial recognition of an asset or liability unless the related transaction is a business combination or affects tax or accounting profit. Deferred tax on temporary differences associated with investments in subsidiaries and joint ventures is not provided if reversal of these temporary differences can be controlled by the Group and it is probable that reversal will not occur in the foreseeable future. Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective period of realization, provided they are enacted or substantively enacted by the end of the reporting period. Deferred tax assets are recognized to the extent that it is probable that they will be able to be utilized against future taxable income, based on the Group’s forecast of future operating results which is adjusted for significant non-taxable income and expenses and specific limits to the use of any unused tax loss or credit.

16

ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

Years ended September 30, 2023 and September 30, 2022

Deferred tax assets and liabilities are offset only when the Group has a right and intention to set off current tax assets and liabilities from the same taxation authority. Changes in deferred tax assets or liabilities are recognized as a component of tax income or expense in profit or loss, except where they relate to items that are recognized in other comprehensive income or directly in equity, in which case the related deferred tax is also recognized in other comprehensive income or equity, respectively. A valuation allowance is recorded against any deferred income tax asset if it is more likely than not that the asset will be realized.

n) Revenue

Revenue arises from the sale of goods and the rendering of services. It is measured by reference to the fair value of consideration received or receivable, excluding sales taxes, rebates, and trade discounts. The Group often enters into sales transactions involving a range of the Group’s products and services, for example for the delivery of battery systems and related services.

Sale of goods

Sale of goods is recognized when the Group has transferred to the buyer the significant risks and rewards of ownership, generally when the customer has taken undisputed delivery of the goods. For contracts that permit the customer to return an item, revenue is recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. Therefore, the amount of revenue recognized is adjusted for expected returns, which are estimated based on the historical data for specific types of products. advance payments by customers. Any advance receipts from customers are included in contract liabilities until the revenue recognition criteria is met.

Government Grants

Government grants are recognized when there is reasonable assurance that the Company has met the requirements of the approved grant program and there is reasonable assurance that the grant will be received. Government grants that compensate for expenses already incurred are recognized in income on a systematic basis in the same year in which the expenses are incurred. Government grants for immediate financial support, with no future related costs, are recognized in income when receivable. Government grants that compensate the Company for the cost of an asset are recognized on a systematic basis over the useful life of the asset. Government grants consisting of investment tax credits are recorded as a reduction of the related expense or cost of the asset acquired. If a government grant becomes repayable, the repayment is treated as a change in estimate. Where the original grant related to income, the repayment is applied first against any related deferred government grant balance, and any excess as an expense. Where the original grant related to an asset, the repayment is treated as an increase to the carrying amount of the asset or as a reduction to the deferred government grant balance.

17

ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

Years ended September 30, 2023 and September 30, 2022

o) Research and development

Expenditure on research is recognized as an expense in the period in which it is incurred.

Costs that are directly attributable to the development phase are recognized as intangible assets provided, they meet the following recognition requirements:

•	completion of the intangible asset is technically feasible so that it will be available for use or sale.
•	the Group intends to complete the intangible asset and use or sell it.
•	the Group has the ability to use or sell the intangible asset.
•	the intangible asset will generate probable future economic benefits. Among other things, this requires that there is a market for the output from the intangible asset or for the intangible asset itself, or, if it is to be used internally, the asset will be used in generating such benefits.
•	there are adequate technical, financial and other resources to complete the development and to use or sell the intangible asset.
•	the expenditure attributable to the intangible asset during its development can be measured reliably.

Development costs not meeting these criteria for capitalization are expensed in profit or loss as incurred.

p) Finance income and finance expense

Interest income is reported on an accrual basis using the effective interest method.

Finance costs are comprised of interest expense on promissory notes, short term loans and working capital facilities. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Foreign currency gains and losses are reported on a net basis.

q) Earnings per share (EPS)

The Company presents basic and diluted earnings per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for own shares held, for the effects of all dilutive potential common shares, which comprise share options granted to employees. In a period of losses, the dilutive instruments comprising warrants and stock options are excluded for the determination of dilutive net loss per share because their effect is anti-dilutive.

18

ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

Years ended September 30, 2023 and September 30, 2022

r) Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company’s other components. All operating segments’ operating results are regularly reviewed by the Company’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

4. Standards issued but not yet effective

The IASB and the IFRIC have issued the following new and revised standards and interpretations that are not yet effective for the relevant reporting periods and the Company has not early adopted these standards, amendments and interpretations. However, the Company is currently assessing what impact the application of these standards or amendments will have on the Consolidated Financial Statements of the company. The Company intends to adopt these standards, if applicable, when the standards become effective:

(a) Effective for annual periods beginning on or after January 1, 2023, the Company will adopt amendments to IAS 1, ‘Presentation of financial statements’. The amendment clarifies that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date. The amendment also clarifies what IAS 1 means when it refers to the ‘settlement’ of a liability.

(b) Effective for annual periods beginning on or after January 1, 2023, the Company will adopt amendments to IAS 12, ‘Income taxes’. The amendment requires companies to recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences.

5. Trade and Other Receivables

	September 30,	September 30,
	2023	2022
Trade receivables, gross	$9,404	$2,916
Allowance for expected credit losses	(257)	(54)
Trade receivables	9,147	2,862
Other receivables	1,464	51
Trade and other receivables	$10,611	$2,913

As at September 30, 2023, 7.18% of the Company’s accounts receivable is over 90 days past due in (September 30, 2022 – 2.08%)

19

ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

Years ended September 30, 2023 and September 30, 2022

Current	31 – 60 days	61 – 90 days	91 – 120 days	Over 120 days	Total
74.8%	20.0%	0.6%	2.9%	1.7%	100%
$7,034	$1,881	$56	$273	$160	9,404

All of the Company’s trade and other receivables have been reviewed for indicators of impairment. The movement in the allowance for credit losses can be reconciled as follows:

The movement in the allowance for credit losses can be reconciled as follows:

	September 30	September 30,
	2023	2022
Beginning balance	$54	$-
Allowance provided	203	54
Ending balance	$257	$54

6. Inventories

(a)

	September 30,	September 30,
	2023	2022
Raw materials	$6,553	$4,184
Semi-finished	165	755
Finished goods	1,548	2,416
	$8,266	$7,355

(b) During the year ended September 30, 2023, the provision for slow moving and obsolete inventories amounted to $nil (September 30, 2022: $187), which was also included in direct manufacturing costs.

7. Revaluation of land and building

The Company has revalued its Land and Building as at March 31, 2023, and recognized a revaluation surplus of $2,600 (less tax of $679) in OCI. The valuation techniques was based on income and sales comparable approach. Significant unobservable inputs used in measuring the fair value of the building at the date of revaluation were as follows:

	High	Low
Market Rent ($ sq ft)	$7.10	$3.14
Capitalization Rate	13.7%	9.5%
Sales ($ sq ft)	$56.87	$35.41

The Company’s estimates are, by their nature, subject to change. Changes in the capitalization rate would represent a change in the value of the land and buildings. The Company performed a sensitivity analysis on the value of the land and buildings based on changes to the capitalisation rate. The following table the impact of a reasonable increase/decrease in the input and the impact it would have on the valuation. A 1% change in the capitalization rate and market rent would result in a change in the value of the land and building by approximately $800.

20

ELECTROVAYA INC. Notes to the Consolidated Financial Statements (Expressed in thousands of U.S. dollars, except where otherwise indicated) Years ended September 30, 2023 and September 30, 2022

8. Prepaid expenses

	September 30,	September 30,
	2023	2022
Prepaid expenses	$5,997	$3,894
	$5,997	$3,894

Prepaid expenses are comprised of vendor deposits on inventory orders for the future requisition of inventories, insurance premium and current deposits.

9. Property, plant and equipment

		Property, plant and equipment
	Land & Building	Right of Use Asset	Leasehold Improvement	Production Equipment	Office Furniture and Equipment	Total
Gross carrying amount
Balance October 1, 2021	-	$2,802	$42	$1,304	$60	$4,208
Additions (restated, see note 27)	5,105	-	-	48	1	5,154
Exchange differences	-	(220)	(3)	(112)	(5)	(340)
Balance September 30, 2022	5,105	2,582	39	1,240	56	9,022

Depreciation and impairment
Balance October 1, 2021	-	(490)	(13)	(775)	(60)	(1,338)
Additions	(104)	(258)	(8)	(105)	-	(475)
Exchange differences	-	38	1	60	5	104
Balance September 30, 2022	(104)	(710)	(20)	(820)	(55)	(1,709)
Net Book Value – September 30,2022	$5,001	$1,872	$19	$420	$1	$7,313

21

ELECTROVAYA INC. Notes to the Consolidated Financial Statements (Expressed in thousands of U.S. dollars, except where otherwise indicated) Years ended September 30, 2023 and September 30, 2022

	Property, plant and equipment
	Land & Building	Right of Use Asset	Leasehold Improvement	Production Equipment	Office Furniture and Equipment	Total

Gross carrying amount
Balance October 1, 2022	5,105	$2,582	$39	$1,240	$56	$9,022
Additions	2,595	573	37	452	16	3,673
Exchange differences	-	42	-	20	1	63
Balance September 30, 2023	7,700	3,197	76	1,712	73	12,758

Depreciation and impairment
Balance October 1, 2022	(104)	(710)	(20)	(819)	(55)	(1,708)
Additions	(315)	(406)	(12)	(138)	(4)	(875)
Exchange differences	-	(11)	(1)	(13)	(1)	(26)
Balance September 30, 2023	(419)	(1,127)	(33)	(970)	(60)	(2,609)
Net Book Value – September 30,2023	7,281	$2,070	$43	$742	$13	$10,149

10. Right of use assets

Property, plant and equipment includes a right-of-use asset, which relates to the office lease at 6688 Kitimat Road, Mississauga, ON L5N 1P8 (refer Note 14).

11. Trade and Other Payables

	September 30 2023	September 30, 2022
Trade Payables	$6,046	$3,133
Accruals	1,197	545
Other Payables	1,186	1,036
	$8,429	$4,714

22

ELECTROVAYA INC. Notes to the Consolidated Financial Statements (Expressed in thousands of U.S. dollars, except where otherwise indicated) Years ended September 30, 2023 and September 30, 2022

12. Working Capital Facilities

a) Revolving Credit Facility

As at September 30, 2023, the maximum funds available under the facility also amounted to $11.82 million (Cdn $16 million).

The interest on the revolving credit facility is the greater of a) 7.05% per annum above the Prime Rate or b) 12% per annum. Interest is payable monthly.

	September 30	September 30
	2023	2022
Opening balance	$11,635	$3,277
Exchange difference	186	(207)
Payments made during the year	(34,184)	(11,435)
Finance cost paid	(1,543)	(1,522)
Cash drawn during the year	35,727	21,522
Closing balance	$11,821	$11,635

On December 17, 2021, the credit agreement was amended to extend the maturity from December 31, 2021 to December 31, 2022. All other terms and conditions are unchanged. In exchange for extension, the Company paid Canadian $70 as extension fee. On February 23, 2022, the credit agreement was again amended to increase the credit facility from C$7 million to C$11 million to support the sales growth and investment in working capital.

In May 2022, the credit agreement was amended to increase the credit facility from C$11 million to C$14 million to support the sales growth and investment in working capital. In exchange for increase in the borrowing limit, the Company issued 46,155 shares at Cdn $3.25 (as determined by five-day volume weighted average) as compensation for Canadian $150 amendment fee. This was included within finance costs on the statement of earnings. All other terms and conditions are unchanged.

In June 2022, the credit agreement was again amended to add to the definition of “Credit Facility Advance Rate Limit” 50% of the Value of Eligible Inventory that is in-transit to or between locations owned by the Borrower or with respect to which a Collateral Access Agreement has been obtained plus the Value of Eligible Receivables on account of Purchase Orders with respect to which the related goods are expected to ship prior to December 31, 2022. In exchange for this amendment to the definition of “Credit Facility Advance Rate Limit”, the Company issued 16,949 shares at Cdn $2.95 (as determined by five-day volume weighted average) as compensation for Canadian $50 amendment fee. This was included within finance costs on the statement of earnings. All other terms and conditions are unchanged.

In July 2022, the credit agreement was amended to increase the credit facility from C$14 million to C$16 million to support the sales growth and investment in working capital. In exchange for increase in the borrowing limit, the Company issued 11,764 shares at Cdn $4.25 (as determined by five-day volume weighted average) as compensation for Canadian $50 amendment fee. This was included within finance costs on the statement of earnings. All other terms and conditions are unchanged.

23

ELECTROVAYA INC. Notes to the Consolidated Financial Statements (Expressed in thousands of U.S. dollars, except where otherwise indicated) Years ended September 30, 2023 and September 30, 2022

On December 20, 2022, the Company renewed its revolving facility and extended the term of the facility by six months to June 30, 2023, with the Company having the option to extend the facility by a further six months to December 31, 2023. In exchange for this renewal and amendment to the definition of “Credit Facility Advance Rate Limit”, the Company issued 14,414 shares at Cdn $5.55 (as determined by five-day volume weighted average) as compensation for Canadian $80 amendment fee. This was included within finance costs on the statement of earnings. The terms include a reduction in the interest rate calculation by 1%. All other terms and conditions are unchanged.

On June 30, 2023, the Company renewed its revolving facility and extended the term of the facility by three months to September 29, 2023, with the Company having the option to extend the facility by a further three months to December 31, 2023. In exchange for this renewal, the Company issued 8,376 shares at Cdn $4.77 (as determined by five-day volume weighted average) as compensation for Cdn

$40 amendment fee. This was included within finance costs on the statement of earnings. All other terms and conditions are unchanged.

On September 29, 2023, the Company renewed its revolving facility and extended the term of the facility by three months to December 29, 2023. In exchange for this renewal, the Company issued 10,443 shares at Cdn $3.83 (as determined by five-day volume weighted average) as compensation for Cdn $40 amendment fee. This was included within finance costs on the statement of earnings. All other terms and conditions are unchanged.

At the time of issuance of the shares in lieu of the renewal fee, the Company debited the finance cost and credited equity.

b) Promissory Note

	September 30,	September 30,
	2023	2022
Promissory Note(i) opening balance	$4,363	$4,363
Finance cost	126
Repayment of Promissory Note (i)	(4,489)	-
Promissory Note (ii) issued	1,050	-
Repayment of Promissory Note (ii)	(24)	-
	$1,026	$4,363

24

ELECTROVAYA INC. Notes to the Consolidated Financial Statements (Expressed in thousands of U.S. dollars, except where otherwise indicated) Years ended September 30, 2023 and September 30, 2022

i)

The promissory note was secured by the personal guarantee of Dr. Sankar Das Gupta, (then CEO) and the controlling shareholder of the Company, as well as a pledge of 25,700,000 Common Shares by Chairman Dr. Sankar Das Gupta in favour of the lender. The Promissory Note was for $4,363 (Cdn $6 million) and had interest at the greater of a) 10% per annum or b) 7% per annum above the Prime Rate.

On November 14, 2022, the Company repaid the promissory note in the amount of $4.4 million (Cdn $6 million) via the proceeds of an equity raise. Upon repayment, the pledge of 27,500,000 Common Shares by Dr. Das Gupta on the share certificates was cancelled.

ii)

 On March 31, 2023, the Company purchased 100% of the membership interest in Sustainable Energy Jamestown LLC (“SEJ”), a New York incorporated company controlled by the majority shareholders of the Company. In return, the Company issued a promissory note for $1.05 million to the members of SEJ, of which $24 has been paid as part of the private placement in Nov 2023, with a term of 365 days bearing interest at 7.5% annually payable at maturity. The Company maintains the ability to prepay the promissory note prior to the maturity date. This note is to be read in conjunction with note 27 on restatement of 2022 financial statements and note 16 on related parties.

13. Deferred Grant Income

Total funds received of $4.2 million, of which $nil was recognized as revenue during the year ended September 30, 2023 (2022: $400).

14. Promissory note and Other Loans

The short term loan, having a principal amount of $364 (Cdn $500), that was originally obtained in 2017, was fully repaid during the year ended September 30, 2023. This loan had interest at 1.8% per annum.

The short term loans, having principal amount of $218 (Cdn $300), that were originally obtained in 2019, were fully repaid during the year ended September 30, 2023. The loans had interest at 2% per month and carried a commitment fee of 5%.

On May 16, 2022, the company took control of the assets and liabilities of Sustainable Energy Jamestown (“SEJ”), including a Vendor Take Back (‘VTB”) note relating to the purchase of the property by SEJ. The secured VTB has a two-year term starting on July 1, 2022 and expiring on June 30, 2024, and carries interest at 2% per annum. The VTB note is secured against the real estate property that was acquired as part of the SEJ transaction

The VTB carries a balloon payment of $2.4 million and is due on June 30, 2024. At September 30, 2023 the balance of the VTB was $3.5 million. As at September 30, 2022 the VTB was split between long term $3,457 and short term $673.

25

ELECTROVAYA INC. Notes to the Consolidated Financial Statements (Expressed in thousands of U.S. dollars, except where otherwise indicated) Years ended September 30, 2023 and September 30, 2022

	September 30, 2023	September 30, 2022
Short term loans	$-	$582
Vendor Take Back	$3,457	$673
	3,457	1,255

The VTB continuity is as follows:

Opening Balance as at May 22, 2022 (ST: $419. LT:$3,826)	$4,245
Repaid in year	(150)
Interest accretion	35
Closing balance as at September 30, 2022 (ST: $673. LT: $3,457)	4,130
Repaid in the year	(750)
Interest accretion	77
Closing balance as at September 30, 2023 (ST:$3,457. LT:$nil)	3,457

Finance Costs

During the year the Company incurred both cash and non-cash finance costs. The following table shows the split as included on the statement of earnings.

	Cash	Non-Cash	Total
Working capital facility	1,543	-	1,511
Issued to lender (note 16a (vii,viii,ix)	-	118	118
Promissory notes	47	-	47
Settlement fee on promissory note	126		126
Interest on VTB loan (note 14)	77		77
Lease interest (note 15)	380	-	380
Equity issuance costs	84	-	84
Warrant issuance costs	134	-	134
Changes in FV of derivative warrants	-	(361)	(361)
Accretion on promissory note (note 12b)	-	32	-
Accretion on Government Loans	-	294	294
	$2,391	$83	$2,474

26

ELECTROVAYA INC. Notes to the Consolidated Financial Statements (Expressed in thousands of U.S. dollars, except where otherwise indicated) Years ended September 30, 2023 and September 30, 2022

The comparative table for 2022 is as follows:

	Cash	Non-Cash	Total
Working capital facility	1,522	-	1,522
Issued to lender	-	621	621
Promissory notes	109	-	109
Interest on VTB loan (note 14)	35		35
Lease interest (note 15)	365	-	365
Equity issuance costs	71	-	71
Warrant issuance costs	-	38	38
Other bank interest	12	-	12
Accretion on Government Loans	-	260	260
	$2,114	$919	$3,033

15. Lease liability

As of September 30, 2023 lease liability consists of:

	September 30,	September 30,
	2023	2022
Current	$389	$164
Non-current	$2,338	$2,235
Carrying amount – lease liability	$2,727	$2,399

Information about leases for which the Company is a lessee is as follows:

	September 30,	September 30,
	2023	2022
Interest on lease liabilities	$380	$365
Incremental borrowing rate at time of transition	14.00%	14.00%
Total cash outflow for the lease	$707	$744

The Company’s future minimum lease payments under operating leases for the years ended September 30 for the continued operations is as under:

Year	Amount
2024	$929
2025	$950
2026	$789
2027	$745
2028	$762
2029 and beyond	$975

27

ELECTROVAYA INC. Notes to the Consolidated Financial Statements (Expressed in thousands of U.S. dollars, except where otherwise indicated) Years ended September 30, 2023 and September 30, 2022

The Company entered into a lease agreement for 61,327 sq.ft for its premises as its Headquarters in Mississauga, Ontario at 6688 Kitimat Road. The lease is for 10 years starting January 1, 2020 with expiry December 31, 2029. In addition, the Company is required to pay certain occupancy costs.

The lease agreement for our lab facility has been renewed for an additional three years, commencing from January 2023.

The terms of the renewed lease entail a fixed monthly rent as follows:

-  CAD $25,625 for the first year,

-  CAD $26,265.23 for the second year, and

-  CAD $26,922.27 for the third year.

16. Share Capital

a) Authorized and issued capital stock

	Common Shares
	Number	Amount
Balance, September 30, 2021	29,188,182	$102,498
Issuance of shares (i)	61,224	234
Exercise of options (note 16(b))	13,000	29
Exercise of options	-	25
Issuance of shares (ii)	98,765	320
Issuance of shares (iii)	46,155	115
Issuance of shares (iv)	16,949	40
Exercise of options (note 16(b))	1,333	3
Transfer from contributed surplus	-	2
Issuance of shares (v)	11,764	39
Balance, September 30, 2022	29,437,372	$103,305
Issuance of shares (vi)	3,508,680	7,167
Exercise of options (note (16(b))	6,800	8
Issuance of shares (vii)	14,414	59
Transfer from contributed surplus	-	5
Exercise of options (note (16(b))	5,200	13
Transfer from contributed surplus	-	11
Issuance of shares note (viii)	8,376	30
Issuance of shares note (ix)	10,443	30
Exercise of warrants (note 16(c))	841,499	3,004
Transfer from derivative liability	-	1,409
Balance, September 30, 2023	33,832,784	115,041

28

ELECTROVAYA INC. Notes to the Consolidated Financial Statements (Expressed in thousands of U.S. dollars, except where otherwise indicated) Years ended September 30, 2023 and September 30, 2022

(i)

On December 17, 2021, the promissory note which was due to mature on December 31, 2021 and was amended to July 1, 2022. All other terms and conditions are unchanged. In exchange for the extension, the Company issued 61,224 shares at Cdn $4.90 as compensation for Canadian $300K extension fee. The fee is recorded in finance costs on the statement of earnings.

(ii)

On February 23, 2022, the promissory note which was due to mature on July 1, 2022 was amended to December 21, 2022 and the credit facility was increased from C$7 million to C$11 million. All other terms and conditions are unchanged. As consideration for these amendments, the company issued 98,765 shares at Cdn $4.05 as compensation for Canadian $400K renewal fee. The fee is recorded in finance costs on the statement of earnings.

(iii)

On May 12, 2022, the promissory note was amended and the credit facility was increased from C$11 million to C$14 million. All other terms and conditions are unchanged. As consideration for these amendments, the company issued 46,155 shares at Cdn $3.25 as compensation for Canadian $150K amendment fee. The fee is recorded in finance costs on the statement of earnings.

(iv)

On June 08, 2022, the credit agreement was amended to redefine the “Credit Facility Advance Rate Limit. All other terms and conditions are unchanged. As consideration for these amendments, the company issued 16,949 shares at Cdn $2.95 as compensation for Canadian $50K amendment fee. The fee is recorded in finance costs on the statement of earnings.

(v)

On July 20, 2022, the credit agreement was amended and the credit facility was increased from C $14M to C $16M. All other terms and conditions are unchanged. As consideration for these amendments, the company issued 11,764 shares at Cdn $4.25 as compensation for Canadian $50K amendment fee. The fee is recorded in finance costs on the statement of earnings.

(vi)

The Company completed a non‐brokered private placement of 3,508,680 units at a price of Cdn $4.2305 per Unit for aggregate gross proceeds of CAD$14.8 million. Each Unit comprised of one common share of the Company and one-half of one common share purchase warrant. The Company issued 1,754,340 share purchase warrants on November 09, 2022. The expiry date of these warrants was November 09, 2025. The warrant exercise price would be adjusted from $5.30 to $4.70, should the Company fail to list its common shares on the Nasdaq Capital Markets by April 30, 2023. The warrants were classed as a derivative liability as they did not meet the fixed for fixed criteria. See note (20) financial instruments for further details.

(vii)

On December 20, 2022, the revolving facility note which was due to mature on December 31, 2022, was amended to June 30, 2023 with an option to renew for further six months until December 31, 2023. The terms include a reduction in the interest rate calculation by 1%. All other terms and conditions are unchanged. In exchange for the extension, the Company issued 14,414 shares at Cdn $5.55 (as determined by a five-day volume weighted average) as compensation for Canadian $80 extension fee. The fee is recorded in finance costs on the statement of earnings.

29

ELECTROVAYA INC. Notes to the Consolidated Financial Statements (Expressed in thousands of U.S. dollars, except where otherwise indicated) Years ended September 30, 2023 and September 30, 2022

(viii)

On June 30, 2023, the revolving facility which was due to mature on June 30, 2023, was amended to September 29, 2023 with an option to renew for further three months until December 31, 2023. All other terms and conditions are unchanged. In exchange for the extension, the company issued 8,376 shares at Cdn $4.77 (as determined by a five-day volume weighted average) as compensation for Canadian $40 extension fee. The fee is recorded in finance costs on the statement of earnings.

(ix)

On September 29, 2023, the revolving facility which was due to mature on September 29, 2023, was amended to December 29, 2023. All other terms and conditions are unchanged. In exchange for the extension, the Company issued 10,443 shares at Cdn $3.83 (as determined by a five-day volume weighted average) as compensation for Canadian $40 extension fee. The fee is recorded in finance costs on the statement of earnings.

(x)

On June 13, 2023, the Company completed a reverse split of its issued and outstanding common stock at a ratio of 1 consolidated for 5 pre-consolidated shares. The Company initiated the reverse stock split in connection with its intention to meet the minimum bid price requirement and list the Common Shares for trading on the Nasdaq Capital Market. As a result of the reverse stock split, every five outstanding Common Shares were consolidated into one Common Share without any action from stockholders, reducing the number of outstanding Common Shares from approximately 164.86 million to approximately 32.97 million. Additionally, the number of stock options, the number of warrants and earnings per share were also adjusted retrospectively, to reflect the stock split..

b) Stock Options

Options to purchase common shares of the Company under its stock option plan may be granted by the Board of Directors of the Company to certain full-time and part-time employees, directors and consultants of the Company and its affiliates. Stock options are non-assignable and may be granted for terms of up to 10 years. Stock options vest at various periods from zero to three years. As a result of the reverse stock split, every five options were consolidated into one option without any action from option holders, reducing the number of outstanding options from approximately 23.5 million to 4.7 million.

On February 17, 2021 at a Special Meeting of the Shareholders, a resolution was passed to (i) authorize amendments to the Company’s Stock Option Plan to increase the maximum number of common shares issuable upon the exercise of stock options thereunder from 3,020,000 to 4,600,000.

On March 25, 2022 at a Special Meeting of the Shareholders, a resolution was passed to (i) authorize amendments to the Company’s Stock Option Plan to increase the maximum number of common shares issuable upon the exercise of stock options thereunder from 4,600,000 to 6,000,000.

30

ELECTROVAYA INC. Notes to the Consolidated Financial Statements (Expressed in thousands of U.S. dollars, except where otherwise indicated) Years ended September 30, 2023 and September 30, 2022

	Number outstanding	Weighted average exercise price
Outstanding, September 30, 2021	3,454,254	$2.25
Granted	20,000	$4.50
Expired	(11,000)	$0.63
Exercised (note 15(a))	(13,000)	$2.20
Granted	300,000	$2.20
Exercised (note 15(a))	(1,333)	$2.55
Expired	(21,333)	$3.15
Outstanding, September 30, 2022	3,727,588	$2.30
Exercised (note 15(a))	(6,800)	$1.05
Exercised (note 15(a))	(5,200)	$2.55
Expired	(3,200)	$2.60
Granted	1,060,000	$4.04
Cancelled or expired	(58,000)	$4.04
Outstanding, September 30, 2023	4,714,388	$2.44

Exercise price			Number Outstanding	Weighted average remaining life (years)	Number exercisable	Weighted average exercise price
$2.66	$	(Cdn 3.60)	256,400	0.39	256,400	$2.66
$3.84	$	(Cdn 5.20)	3,000	0.44	3,000	$3.84
$3.77	$	(Cdn 5.10)	8,200	0.64	8,200	$3.77
$2.40	$	(Cdn 3.25)	35,499	1.39	35,499	$2.40
$3.36	$	(Cdn 4.55)	12,000	1.64	12,000	$3.36
$2.55	$	(Cdn 3.45)	42,900	2.00	42,900	$2.55
$2.92	$	(Cdn 3.95)	9,600	2.37	9,600	$2.92
$7.87	$	(Cdn 10.65)	101,121	3.25	101,121	$7.87
$4.51	$	(Cdn 6.10)	10,667	3.84	10,667	$4.51
$1.03	$	(Cdn 1.40)	120,066	4.40	120,066	$1.03
$1.11	$	(Cdn 1.50)	1,024,000	5.84	1,024,000	$1.11
$2.44	$	(Cdn 3.30)	274,268	6.95	274,268	$2.44
$3.69	$	(Cdn 5.00)	1,494,667	7.96	671,337	$3.69
$4.25	$	(Cdn 5.75)	20,000	8.17	20,000	$4.25
$2.11	$	(Cdn2.85)	150,000	8.73	123,333	$2.11
$2.11	$	(Cdn 2.85)	150,000	8.73	50,000	$2.11
$3.95	$	(Cdn 5.35)	1,002,000	9.53	41,000	$3.95
			4,714,388	7.06	2,803,391	$2.44

For the options exercised, the share price at the time of exercise was between $2.83-$3.80. Total stock- based compensation expense recognized during the year ended September 30, 2023 was $1,167 (2022: $3,223). Of this, the portion related to stock options that vested during the year ended September 30, 2023 was $511 (September 30, 2022-$1,358).

31

ELECTROVAYA INC. Notes to the Consolidated Financial Statements (Expressed in thousands of U.S. dollars, except where otherwise indicated) Years ended September 30, 2023 and September 30, 2022

We amortize the estimated grant date fair value of stock options to expense over the vesting period (generally three years). The grant date fair value of outstanding stock options was determined using the Black-Scholes option pricing model. Black Scholes uses highly subjective and complex assumptions, including the option's expected term and the price volatility of the underlying stock based on historical stock prices, to determine the fair value of the option.

(i)

The following table summarizes the assumptions used with the Black-Scholes valuation model for the determination of the stock-based compensation costs for the stock options granted during the year ended September 30, 2023:

Grant date	April 10, 2023
No of options	1,060,000
Share price	$3.85
Exercise price	$4.04
Average expected life in years	10
Volatility	79.30%
Risk-free weighted interest rate	2.92%
Dividend yield	-
Fair-value of options granted	$4,282

(ii)

The following tables summarizes the assumptions used with the Black-Scholes valuation model for the determination of the stock-based compensation costs for the stock options granted during the year ended September 30, 2022:

Grant date	November 29, 2021
No of options	20,000
Share price	$3.75
Exercise price	$4.20
Average expected life in years	10
Volatility	89.38%
Risk-free weighted interest rate	1.54%
Dividend yield	-
Fair-value of options granted	$84

Grant date	June 20, 2022
No of options	300,000
Share price	$2.20
Exercise price	$2.05
Average expected life in years	10
Volatility	81.04%
Risk-free weighted interest rate	2.72%
Dividend yield	-
Fair-value of options granted	$615

32

ELECTROVAYA INC. Notes to the Consolidated Financial Statements (Expressed in thousands of U.S. dollars, except where otherwise indicated) Years ended September 30, 2023 and September 30, 2022

c) Warrants

Details of Share Warrants
	Number	Exercise
	Outstanding	Price
Outstanding, September 30, 2021 and September 30, 2022	2,035,015	$2.30
Expired during the year	(80,869)	$5.80
Expired during the year	(242,222)	$6.45
Outstanding, September 30, 2023	1,711,924	$2.38

Additionally, the number of derivative warrants at September 30. 2023 were 912,845.

The grant date fair value of outstanding share warrants was determined using the Black-Scholes pricing model using the following assumptions in the year of the grant: risk-free interest rate (based on U.S. government bond yields) of 3.8%, expected volatility of the market price of our shares (based on historical volatility of our share price) of 85.58%, and the expected warrant life (in years) of 3. As a result of the reverse stock split, every five warrants were consolidated into one warrant without any action from warrant holders, reducing the number of outstanding warrants from approximately 13.1 million to 2.6 million. A 10% of change in any assumption would result in the change in derivative warrant liability between $(417) and $393.

Warrant continuity schedule is as follows:

	Units	Fair Value
Opening valuation as at Nov 9, 2022	1,754,340	$3,259
Warrants exercised as at July 28, 2023	(841,499)	(1,409)
Fair value adjustment		(361)
Closing balance	912,841	$1,489

Details of Compensation options
	Number Outstanding	Exercise Price
Outstanding, September 30, 2021 and September 30, 2022	46,588	$5.90
Expired during the year	(29,066)	$6.45
Outstanding, March 31, 2023, June 30, 2023 and September 30, 2023.	17,522	$4.95

33

ELECTROVAYA INC. Notes to the Consolidated Financial Statements (Expressed in thousands of U.S. dollars, except where otherwise indicated) Years ended September 30, 2023 and September 30, 2022

17. Related Party Transactions

Management compensation

Key management compensation comprises the following:

	2023	2022
Salaries, bonus and other benefits	764	310
Share based compensation	1,089	2,757
	1,853	3,067

Share based compensation includes a portion of options that are granted but have not vested and are valued using the Monte Carlo valuation method. See details in Special Option Grants below.

Personal Guarantees

Dr. Sankar Das Gupta personally guaranteed the following short-term loans, see note 13 for further details.

	September 30, 2023		September 30, 2022
	USD	CDN	USD	CDN
Shareholder guaranteed loan (Dec. 2017)	$-	$-	$364	$500
Shareholder guaranteed loan (June 2019)	-	-	218	$300
	$-	$-	$582	$800

The Shareholder’s guaranteed loans were repaid along with accrued interest on November 10, 2022.

	September 30,		September 30,
	2023		2022
Promissory Note (note 11(b))	$1,026	(i)	$4,363	(ii)

i)	The promissory note payable to our lender, was secured by the pledge of 1,400,000 Common Shares by Dr Sankar Das Gupta in favor of the lender. This was repaid in the year ended September 30, 2023.

ii)

The promissory note payable to the members of Sustainable Energy Jamestown, was also secured by the personal guarantee of Dr. Sankar Das Gupta, as well as a pledge of 5,140,000 Common Shares by Dr. Das Gupta in favor of the lender. All Common Shares were released after the repayment of the promissory note on November 14, 2022.

34

ELECTROVAYA INC. Notes to the Consolidated Financial Statements (Expressed in thousands of U.S. dollars, except where otherwise indicated) Years ended September 30, 2023 and September 30, 2022

Research Lab – Facility Usage Agreement

In May 2021 Electrovaya entered a month-to-month Facility Usage Agreement for the use of space and allocated staff of a third-party research firm providing access to laboratory facilities, primarily for research associated with its Electrovaya Labs. The laboratory and pilot plant facilities have certain equipment and permits for research and developments with chemicals. The term of the agreement was for six months and could be terminated by either party upon 90 days notice.

In July 2021 the facility was acquired by an investor group controlled by the family of Dr. Sankar Das Gupta, which includes its CEO, Dr. Rajshekar Das Gupta. The Facility Usage Agreement was not changed on the change of ownership and remains in effect between the Company and the owner, such that the monthly payment of Cdn $25,000 is now made to a related party of Electrovaya.

On June 7, 2023, the Facility Usage Agreement was retroactively extended from January 1, 2023, for an additional three years. The lease has been recognized as a lease liability and corresponding right of use asset.

Special Option Grants

In September 2021, on the recommendation of the Compensation Committee of the Company, a committee composed entirely of independent directors, the Board of Directors of the Company determined that it is advisable and in the best interests of the Company to amend the terms of the compensation of certain key personnel to incentivize future performance, to encourage retention of their services, and to align their interests with those of the Company’s shareholders.

Dr. Sankar Das Gupta was granted 700,000 options which vest in two tranches of 200,000 options and one tranche of 300,000 options, based on reaching specific target market capitalizations. The fair value of these options on the day of grant is calculated using the Monte Carlo method of option valuation and expensed over the mean vesting period in accordance with IFRS 2. The expense of $256 is recorded within stock based compensation on the face of the statement of earnings.

Dr. Rajshekar Das Gupta was granted 900,000 options which vest in three tranches of,300,000 options based on reaching specific target market capitalizations. These fair value of these options on the day of issuance is calculated using the Monte Carlo method of option valuation and expensed over the mean vesting period in accordance with IFRS 2. The expense of $248 is recorded within stock based compensation on the face of the statement of earnings.

In April 2023, following the suggestion of the Company's Compensation Committee, consisting entirely of independent directors, the Company's Board of Directors awarded Dr. Rajshekar Das Gupta a total of six hundred thousand options. These options will vest in two phases: three hundred thousand options and three hundred thousand options, contingent upon achieving certain target market capitalizations. The expense of $260 is recorded within stock based compensation on the face of the statement of earnings.

35

ELECTROVAYA INC. Notes to the Consolidated Financial Statements (Expressed in thousands of U.S. dollars, except where otherwise indicated) Years ended September 30, 2023 and September 30, 2022

Investment in Sustainable Energy Jamestown LLC (note to be read in conjunction with note 25)

During the year ended September 30, 2022, the company acquired real estate (land and building) through its common control entity Sustainable Energy Jamestown (“SEJ”), a limited liability company controlled by the major shareholders of the company. SEJ purchased the land and buildings for $5.1 million financing the purchase with a deposit of $600 and a promissory note of $4.4 million, see note 13 for details. Transaction costs incurred by the Company were $105. Both the asset and liability, including an amount payable to the majority shareholders of $531, are included in the restated September 30, 2022 financials. See note 27 for additional detail.

During the year ended September 30, 2023, the Company purchased the membership interest in SEJ from the major shareholders of the company. The land and buildings comprising the real estate was revalued by

$2.7 million, which was recognised in other comprehensive income. The purchase price included a premium of $500 paid to the members of SEJ, who are also majority shareholders of the Company, which was recorded in General and Administrative costs on the statement of earnings.

18. Change in Non-Cash Operating Working Capital

		September 30
	2023	2022
Trade and other receivables	$(7,845)	$(1,626)
Inventories	(724)	(2,788)
Prepaid expenses and other	(2,103)	(2,075)
Trade and other payables	3,054	43
Other payable	(123)	73
	$(7,741)	$(6,373)

19. Relief and Recovery Fund Payable

The Relief and recovery fund is created by the Ministry of Economic Development to support the Company to recover from economic disruption associated with the COVID-19 outbreak. An amount of $300 (Cdn 380) was received as at September 30, 2021. The funding bears no interest and the Company is required to repay in equal monthly payments for 5 years starting from April 1, 2023. The Company discounted the loan to the present value using the applicable discount rate

20. Government Assistance

The government assistance is related to specific Government supported research and development programs undertaken by Electovaya. The National Research Council of Canada Industrial Research Assistance Program (IRAP) has provided $348 (Cdn $470) and Innovation Asset MSP contribution $39 (Cdn $52). This total was recorded within Government Grants on the statement of earnings.

36

ELECTROVAYA INC. Notes to the Consolidated Financial Statements (Expressed in thousands of U.S. dollars, except where otherwise indicated) Years ended September 30, 2023 and September 30, 2022

21.  Financial Instruments

Derivative Liabilities

Warrants as derivative liability is fair valued using Black Scholes Model. Using this approach, the fair value of the warrants on 09 November 2022 was determined to be $3.3 million. Key valuation inputs and assumptions used in the BSM are stock price of CAD $4.55, expected life of 3 years, annualized volatility of 85.58%, annual risk-free rate of 3.87%, and annual dividend yield of 0.0%. Key valuation inputs and assumptions used in the BSM when valuing the warrants as at September 30, 2023 were, stock price $3.75, expected life of 2.1 years, annualized volatility of 76.8%, annual risk-free rate of 3.92%, and dividend yield of 0.0%.

The company incurred total issuance costs of $459. The Company allocated proportionally to the derivative liability and expensed $134 as a finance cost in the statement of earnings, and balance portion of the issuance cost reduced from equity for the amount of $325 respectively.

Warrants are fair valued at each reporting date and the gain / (loss) is charged to the other comprehensive income. Warrants would fall under Level 2 Fair Value Measurement.

Fair Value

IFRS 13 “Fair Value Measurement” provides guidance about fair value measurements. Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value are required to maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy is based on three levels of inputs. The first two levels are considered observable and the last unobservable. These levels are used to measure fair values as follows:

-	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities, either directly or indirectly.

-

Level 2 – Inputs, other than Level 1 inputs that are observable for assets and liabilities, either directly or indirectly. Level 2 inputs include quoted market prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

-	Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

There were no transfers between levels of the fair value hierarchy during the period presented.

	Fair Value	Level 1	Level 2	Level 3
Warrants	$1,489	-	$1,489	-

37

ELECTROVAYA INC. Notes to the Consolidated Financial Statements (Expressed in thousands of U.S. dollars, except where otherwise indicated) Years ended September 30, 2023 and September 30, 2022

Risk Management

The Company may be exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives. The main objectives of the Company’s risk management processes are to ensure that the risks are properly identified and that the capital base is adequate in relation to those risks. The principal risks to which the Company is exposed are described below. There have been no changes in risk exposure since the prior year unless otherwise noted.

Capital risk

The Company manages its capital to ensure that there are adequate capital resources for the Company to maintain and develop its products. The capital structure of the Company consists of shareholders’ equity and depends on the underlying profitability of the Company’s operations.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the development, manufacture and marketing of its products. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Group's capital management objectives are:

●	to ensure the Group's ability to continue as a going concern.
●	to provide an adequate return to shareholders by pricing products and services commensurately with the level of risk.

The Group monitors capital on the basis of the carrying amount of equity plus its short-term debt comprised of the promissory notes, less cash and cash equivalents as presented on the face of the statement of financial position.

The Group sets the amount of capital in proportion to its overall financing structure, comprised of equity and long-term debt. The Group manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Group issues new shares or increases its long-term debt.

Credit risk and Concentration risk

Credit risk is the risk that the counter-party fails to discharge an obligation to the Company. The Company is exposed to this risk due to its cash and cash equivalents, trade and other receivables.

The Company manages its credit risk related to trade and other receivables by establishing procedures to establish credit limits and approval policies. The balance in trade and other receivables is primarily attributable to trade accounts receivables. In the opinion of management, the credit risk is moderate and no credit losses are expected. Management is taking appropriate action to mitigate this risk by adjusting credit terms.

The Company is exposed to credit risk in the event of default by its customers. Accounts receivable are recorded at the invoiced amount, do not bear interest, and do not require collateral. For the year ended September 30, 2023, one customer accounted for $42 million or 94% of revenue (2022 — $13 million or 82%). As of September 30, 2023, one customer accounted for 85% of accounts receivable (2022 — 64%).

38

ELECTROVAYA INC. Notes to the Consolidated Financial Statements (Expressed in thousands of U.S. dollars, except where otherwise indicated) Years ended September 30, 2023 and September 30, 2022

Liquidity risk

Liquidity risk is the risk that we may not have cash available to satisfy our financial obligations as they come due. The majority of our financial liabilities recorded in accounts payable, accrued and other current liabilities and provisions are due within 90 days. We manage liquidity risk by maintaining a portfolio of liquid funds and having access to a revolving credit facility. We believe that cash flow from operating activities, together with cash on hand, cash from our A/R, and borrowings available under the revolving facility are sufficient to fund our currently anticipated financial obligations and will remain available in the current environment.

The following are the undiscounted contractual maturities of significant financial liabilities and the total contractual obligations of the Company as at September 30, 2023

	2024	2025	2026	2027	2028 & beyond	Total
Trade and other payables	8,429	-	-	-	-	8,429
Lease liability	929	950	789	745	1,737	5,150
Promissory notes	3,500	-	-	-	-	3,500
Short term loans	1,026	-	-	-	-	1,026
Working capital facility	11,821	-	-	-	-	11,821
Other payable	1,365	490	215	56	38	2,164
	27,070	1,440	1,004	801	1,775	32,090

Market risk

Market risk incorporates a range of risks. Movement in risk factors, such as market price risk and currency risk, affect the fair value of financial assets and liabilities. The Company is exposed to these risks as the ability of the Company to develop or market its products and the future profitability of the Company is related to the market price of its primary competitors for similar products.

Interest rate risk

The Company has variable interest debt as described in Note 11 and 13. Changes in interest rates will affect future interest expense and cash flows. The Company does not enter into derivative instruments to reduce this exposure.

Foreign currency risk

The Company is exposed to foreign currency risk. The Company’s functional currency is the United States dollar and the financial statements are presented in United States dollars. Changes in the relative values of these currencies will give rise to changes in other comprehensive income.

Purchases are transacted in Canadian dollars, United States dollars and Euro. Management believes the foreign exchange risk derived from any currency conversions may have a material effect on the results of its operations. The financial instruments impacted by a change in exchange rates include our exposures to the above financial assets or liabilities denominated in nonfunctional currencies. Cash held by the Company in US dollars at September 30, 2023 was $175 (September 30, 2022 $386).

If the US dollar to Canadian foreign exchange rate changed by 2% this would change the recorded Net gain(loss) by $173 (September 30, 2022-$179).

39

ELECTROVAYA INC. Notes to the Consolidated Financial Statements (Expressed in thousands of U.S. dollars, except where otherwise indicated) Years ended September 30, 2023 and September 30, 2022

22. Contingencies

a) Refundable Ontario Investment Tax Credits

On July 22, 2022, the Company received a Notice of Confirmation from the CRA relating to the 2014 and 2015 SRED reassessment for $299 (Cdn$386) and $302 (Cdn$389) including interest respectively. The balance owing has been fully provided for in Other payables, and the Company is pursuing the next appropriate step in the appeal process and believes the amounts may be reversed or substantially reduced. The outcome cannot be determined.

b) Ministry of Energy

On May 28, 2018, the Province of Ontario issued a claim against Electrovaya Corp. claiming $655 (Cdn $830) related to a dispute regarding funding and fulfilment of the Intelligent Energy Storage System under the Smart Grid Fund program. A Statement of Defense disputing the claim in its entirety was filed on March 21, 2019. No further steps have been taken by the Province to pursue the claim.

c) Other Contingencies

In the normal course of business, the Company is party to business related claims. The potential outcomes related to existing matters faced by the Company are not determinable at this time. The Company intends to defend these actions, and management believes that the resolution of these matters will not have a material adverse effect on the Company’s financial condition.

23. Segment and Customer Reporting

The Group develops, manufactures and markets power technology products. There is only a single segment applicable to the Group.

Given the size and nature of the products produced, the Company’s sales are segregated based on large format batteries, with the remaining smaller product line categorized as “Other”.

40

ELECTROVAYA INC. Notes to the Consolidated Financial Statements (Expressed in thousands of U.S. dollars, except where otherwise indicated) Years ended September 30, 2023 and September 30, 2022

There has been no change in either the determination of our segments, or how segment performance is measured, from that described in the Company’s consolidated financial statements as at and for the year ended September 30, 2023.

	2023	2022
Large format batteries	$42,168	$15,190
Other	1,891	1,080
	$44,059	$16,270

Revenues can also be analyzed as follows based on the nature of the underlying deliverables:

	2023	2022
Revenue with customers
Sale of batteries and battery systems	$42,168	$15,190
Sale of services	216	142
Grant income
Research grant	693	650
Others	982	288
	$44,059	$16,270

Revenues attributed to geographical regions based on the location of the customer were as follows:

	2023	2022
Canada	$1,258	$1,927
United States	42,351	14,313
Others	450	30
	$44,059	$16,270

24. Other payables

Technology Partnerships Canada (“TPC”) projects were long-term (up to 30 years) commencing with an R&D phase, followed by a benefits phase – the period in which a product, or a technology, could generate revenue for the Company. In such cases, repayments would flow back to the program according to the terms and conditions of the Company’s contribution agreement.

In June 2018 the contribution agreement was amended and is included at its Net Present Value in other payables.

The following table represents changes in the provision for repayments to Industry Canada.

	September 30,
	2023	2022
Opening balance	798	508
Interest accretion	294	290
Miscellaneous	(108)	-
Ending balance	984	798

Less: current portion of the provision	(661)	(358)
Ending balance of long-term portion	$323	$440

41

ELECTROVAYA INC. Notes to the Consolidated Financial Statements (Expressed in thousands of U.S. dollars, except where otherwise indicated) Years ended September 30, 2023 and September 30, 2022

Interest accretion amounted to $294, which was included in finance charges.

The latest repayment schedule starting July 1, 2018 for current and future fiscal years are as follows:

2024	1,309
2025	434
2026	159

25. Income-tax

The income tax recovery differs from the amount computed by applying the Canadian statutory income tax rate of 26.50% (2022 – 26.50%) to the loss before income taxes as a result of the following:

	September 30,
	2023	2022
Income (Loss) before income taxes	$(1,479)	$(9,211)
Expected recovery of income taxes based on	(392)	(2,441)
statutory rates
Reduction in income tax recovery resulting from:
Lower rate on manufacturing profits	(9)	66
Non-taxable portion of capital gain	-	-
Other permanent differences	206	654
Deferred tax benefit not recognized	(484)	1,721
Income tax recovery	$(679)	$-

The components of deferred income taxes as at September 30, 2023 and 2022 are as follows:

	Opening, October 1,	Recognized	Recognized	Closing, September
	2022	in P&L	in OCI	30,2023
Deferred Tax Assets:
Canadian non-capital loss carry forwards	47	555	-	602
US net operating losses	-	408	-	408
Deferred tax assets recognized	47	963	-	1,010
Deferred Tax Liabilities
Unrealized foreign exchange	-	(11)	-	(11)
Property, plant and equipment	(47)	(273)	(679)	(999)
	(47)	(284)	(679)	(1,010)
Net Deferred tax asset (liability)	-	679	(679)	-

42

ELECTROVAYA INC. Notes to the Consolidated Financial Statements (Expressed in thousands of U.S. dollars, except where otherwise indicated) Years ended September 30, 2023 and September 30, 2022

	Opening, October 1,	Recognized	Recognized	Closing, September
	2021	in P&L	in OCI	30,2022
Deferred Tax Assets:
Canadian non-capital loss carry forwards	-	47	-	47
US net operating losses	-			-
Deferred tax assets recognized	-	47	-	47

Deferred Tax Liabilities
Property, plant and equipment	-	(47)	-	(47)
Net Deferred tax asset (liability)	-	(47)	-	(47)
	-	-	-	-

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of deferred taxable income during the year in which those temporary differences become deductible.

Management considers projected future taxable income, uncertainties related to the industry in which the Company operates and tax planning strategies in making this assessment.

43

ELECTROVAYA INC. Notes to the Consolidated Financial Statements (Expressed in thousands of U.S. dollars, except where otherwise indicated) Years ended September 30, 2023 and September 30, 2022

The Company concluded that there is uncertainty regarding the future recoverability of Company’s deferred income tax assets in future periods. Therefore, deferred tax assets have not been recognized in the financial statements with respect to the following deductible temporary differences:

	September 30, 2023	September 30, 2022

Canadian non-capital loss carry forwards	44,061	52,264
US net operating losses	4,306	3,939
Property, plant and equipment	-	27
Lease liabilities	2,727	-
Unclaimed research and development expenses	15,824	15,571
Non-refundable research and development credits	19,489	-
Other	1,343	61
	87,750	71,862

The Company has Unrecognized losses that expire as early as 2025 as follows:

Year of expiry	Canada	USA
2024	-	-
2025	-	1,422
2026	11,394	192
2027	3,398	678
2028	3,844	49
2029	-	356
2030	311	665
2031	-	944
2032	633	-
2033	994	-
2034	-	-
2035	2,196	-
2036	1,631	-
2037	2,175	-
2038	6,100	-
2039	2,190	-
2040	548	-
2041	5,097	-
2042	3,550	-
2043	-	-
Infinite	-	-
	44,061	4,306

44

ELECTROVAYA INC. Notes to the Consolidated Financial Statements (Expressed in thousands of U.S. dollars, except where otherwise indicated) Years ended September 30, 2023 and September 30, 2022

26. Subsequent events

On December 20, 2023 the Company renewed its revolving facility and extended the term of the facility by three months to March 29, 2024. The Company retains the option to extend the existing facility by a further three months to June 29, 2024.

27. Restatement of financial results

The Company identified certain errors and determined that a correction was required, and as such, has restated its previously reported consolidated financial statements as at and for the year ended September 30, 2022. Such restatement was applied retrospectively as at October 1, 2021. The impact of the correction was as follows:

(i)

The Company had previously not recognized its acquisition of control of Sustainable Energy Jamestown during and for the year ended September 30, 2022. Accordingly, the Company restated and recognized the associated real estate and loan payable in its comparative financial statements. Refer to note 16 for the SEJ acquisition.

(ii)	Certain revenue was incorrectly recognized during the year ended September 30, 2022, resulting in adjustments of revenue, direct manufacturing costs, trade receivables, and inventories.

(iii)	Certain promissory notes and short-term loans were not appropriately measured at fair value at initial recognition, resulting in adjustments to these balances along with interest accretion expense.

(iv)	The functional currency of one of the Company’s subsidiary was incorrectly determined, resulting in adjustments to certain assets and liabilities and accumulated other comprehensive income.

(v)	The fair value of certain stock options was incorrectly determined, resulting in adjustments to stock-based compensation expense and contributed surplus.

(vi)	The above adjustments also resulted in changes in cash flows from operating, investing and financing activities in the comparative statement of cash flows.

(vii)	Certain comparative figures were reclassified to confirm with the current year’s presentation.

45

ELECTROVAYA INC. Notes to the Consolidated Financial Statements (Expressed in thousands of U.S. dollars, except where otherwise indicated) Years ended September 30, 2023 and September 30, 2022

a) Statemen to Financial Position

	As at September 30, 2022
	As Restated	As Previously Reported	Restatement
Assets
Current assets
Cash and cash equivalents	$626	$626	$-
Trade and other receivables (ii)	2,913	6,309	(3,396)
Inventories (ii)	7,355	4,477	2,878
Prepaid expenses and other	3,894	3,895	(1)
Due from related party (i)	-	374	(374)
Total current assets	14,788	15,681	(893)
Non current assets
Property, plant and equipment (i)	7,313	2,312	5,001
Long-term deposit	88	88	-
Total non-current assets	7,401	2,400	5,001
Total assets	$22,189	$18,081	4,108

Liabilities and Equity
Current liabilities
Trade and other payables (iv)	$4,714	$4,627	87
Working capital facilities	11,635	11,635	-
Promissory notes	4,363	4,363	-
Short term loans (iii)	1,255	582	673
Lease liability – current portion	164	164	-
Due to related party (i)	531	-	531
Total current liabilities	22,662	21,371	1,291

Non-current liabilities
Lease liability – non-current portion	2,235	2,235	-
Relief and recovery fund payable (iii)	102	249	(147)
Other payables (iii)	440	145	295
Promissory Note (i)	3,457	-	3,457
Total non-current liabilities	6,234	2,629	3,605

Equity (Deficiency)
Share capital	103,305	103,305	-
Contributed surplus (v)	8,099	6,235	1,864
Warrants	4,725	4,725	-
Accumulated other comprehensive gain	6,135	13,491	(7,356)
Deficit	(128,971)	(133,675)	4,704
Total Equity (Deficiency)	(6,707)	(5,919)	(788)
Total liabilities and equity (deficiency)	$22,189	$18,081	4,108

46

ELECTROVAYA INC. Notes to the Consolidated Financial Statements (Expressed in thousands of U.S. dollars, except where otherwise indicated) Years ended September 30, 2023 and September 30, 2022

b) Statement of Earnings

	Year Ended September 30, 2022
	As Restated	As Previously Reported	Restatement
Revenue (ii)	$16,270	$19,823	$(3,553)
Direct manufacturing costs (ii)	12,396	14,847	(2,451)
Gross margin	3,874	4,976	(1,102)
Expenses
Research and development (iii)	3,434	3,899	(465)
Government assistance	(210)	(210)	-
Sales and marketing	1,147	1,147	-
General and administrative (i)	3,046	2,776	270
Stock based compensation (v)	3,223	1,358	1,865
Depreciation (i)	503	399	104
	11,143	9,369	1,774
Income(loss) from operations	(7,269)	(4,393)	(2,876)
Finance costs (iii)	3,033	2,700	333
Foreign exchange gain(loss) and interest income (iv)	1,091	546	545
Net income(loss) for the period	(9,211)	(6,547)	(2,664)
Basic income(loss) per share	$(0.31)	$(0.22)	-
Weighted average number of shares
Outstanding, basic and fully diluted	29,344,623	29,344,622	-

47

ELECTROVAYA INC. Notes to the Consolidated Financial Statements (Expressed in thousands of U.S. dollars, except where otherwise indicated) Years ended September 30, 2023 and September 30, 2022

c) Statement of Cash Flows

	Year Ended September 30, 2022
	As Restated	As Previously Reported	Restatement

Net loss for the period (ii)	$(9,211)	$(6,547)	(2,664)
Items not involving cash:
Depreciation and depreciation (i)	503	399	104
Stock based compensation expense (v)	3,223	1,358	1,865
Interest and financing costs (iii)	3,033	2,700	333
Cash and cash equivalents provided by (used in) operating activities	(2,452)	(2,090)	(362)
Net changes in working capital (iii)	(6,373)	(7,567)	1,194
Cash and cash equivalents used in operating activities	(8,825)	(9,657)	832
Investing activities
Purchase of property, plant and equipment (i)	(203)	(49)	(154)
Change in long term deposits	(9)	(17)	8
Cash and cash equivalents (used in) investing activities	(212)	(66)	(146)
Financing activities
Issue of shares	780	780	-
Exercise of options	27	-	27
Proceeds from loans (vi)	21,522	9,245	12,277
Repayment of loans (vi)	(11,435)		(11,435)
Repayment of loans (i)	(150)	-	(150)
Change in due to related parties (i)	-	(374)	374
Changes in other payables	-	12	(12)
Lease payments	(744)	-	(744)
Interest and financing costs	(2,114)	(2,662)	548
Cash and cash equivalents from (used in) financing activities	7,886	7,001	885
Increase (Decrease) in cash and cash equivalents	(1,151)	(2,722)	(1,571)
Exchange difference	(2,425)	(854)	1,571
Cash and cash equivalents, beginning of period	4,202	4,202	-
Cash and cash equivalents, end of period	626	626	-

48

d) Statement of Comprehensive Income (Loss)

	As Restated	As Previously Reported	Restatement
Net Loss for the year	$(9,211)	$(6,547)	$(2,664)
Currency translation difference	585	147	438
Total comprehensive loss for the year	(8,626)	(6,400)	(2,226

49

ELECTROVAYA INC. Notes to the Consolidated Financial Statements (Expressed in thousands of U.S. dollars, except where otherwise indicated) Years ended September 30, 2023 and September 30, 2022

e) Opening balances

	Opening Balances as at October 1, 2021
	As Restated	As Previously Reported	Restatement
Assets
Current assets
Cash and cash equivalents	$4,202	$4,202	$-
Trade and other receivables	1,341	1,341	-
Inventories	4,666	4,666	-
Prepaid expenses and other	1,819	1,819	-
Due from related party	-	-	-
Total current assets	12,028	12,028	-
Non current assets
Property, plant and equipment	2,870	2,870	-
Long-term deposit	79	79	-
Total non-current assets	2,949	2,949	-
Total assets	$14,977	$14,977	-
Liabilities and Equity
Current liabilities
Trade and other payables	$4,671	$4,671	-
Working capital facilities	3,277	3,277	-
Promissory notes	4,734	4,734	-
Short term loans (iii)	937	631	306
Lease liability – current portion	140	140	-
Total current liabilities	13,759	13,453	306
Non-current liabilities
Lease liability – non-current portion	2,603	2,603	-
Relief and recovery fund payable (iii)	40	300	(260)
Other payables (iii)	549	169	380
Lease inducement	148	148	-
Total non-current liabilities	3,340	3,220	120
Equity (Deficiency)
Share capital	102,498	102,498	-
Contributed surplus	4,903	4,903	-
Warrants	4,687	4,687	-
Accumulated other comprehensive gain (iv)	5,550	13,344	(7,794)
Deficit (iv)	(119,760)	(127,128)	7,368
Total Equity (Deficiency)	(2,122)	(1,696)	(426)
Total liabilities and equity (deficiency)	$14,977	14,977	-

50